EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

March 31, 2017

(Expressed in Canadian Dollars - unaudited)

Page

Contents	1

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	3

Condensed Interim Consolidated Statements of Cash Flows	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Notes to Condensed Interim Consolidated Financial Statements	6

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars - unaudited)

	March 31,	December 31,
	2017	2016
	$	$
Assets

Current
Cash (Note 3)	50,336,121	53,611,061
Receivables	229,490	229,745
Prepaid expenses (Note 4)	359,296	302,730
Held for trading investment (Note 5)	600,000	—
	51,524,907	54,143,536

Investment in associated company (Note 6)	6,108,311	6,175,021

Exploration and evaluation assets (Note 7)	95,724,132	93,913,136

Reclamation bonds (Note 8)	969,199	977,718

Property and equipment (Note 9)	125,169	135,318

	154,451,718	155,344,729

Liabilities

Current
Accounts payable and accrued liabilities (Note 10)	697,323	1,502,694

Shareholders' equity
Share capital (Note 11)	193,846,550	191,358,298
Reserves (Note 11)	4,204,861	5,310,291
Deficit	(44,297,016)	(42,826,554)
	153,754,395	153,842,035

	154,451,718	155,344,729

Nature and Continuance of Operations (Note 1), Commitments (Note 16), Subsequent Event (Note 17)

These condensed interim consolidated financial statements are authorized for issuance by the Board of Directors on May 15, 2017.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2017	2016
	$	$

Expenses
Community relations	95,314	—
Consulting fees	65,450	289,700
Depreciation (Note 9)	10,149	—
Foreign exchange loss	171,187	478,221
Insurance	97,278	42,014
Investor relations	92,857	119,753
Management fees (Note 13)	217,250	454,876
Office	90,730	78,012
Professional fees	377,681	143,179
Property investigation	90,997	5,160
Regulatory and shareholders service	114,890	53,619
Rent	53,628	50,919
Travel and related	206,490	197,040
Wages and salaries (Note 13)	94,058	121,533

	(1,777,959)	(2,034,026)

Equity loss in associated company (Note 6)	(75,672)	—
Unrealized gain on held for trading investment (Note 5)	300,000	—
Interest income	83,169	16,484

Loss and comprehensive loss for the period	(1,470,462)	(2,017,542)

Basic and diluted loss per share	(0.01)	(0.01)

Weighted average number of common
shares outstanding (basic and diluted)	222,277,766	187,305,735

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2017	2016
	$	$
Cash flows used in operating activities
Loss for the period	(1,470,462)	(2,017,542)
Items not affecting cash:
Depreciation	10,149	—
Unrealized foreign exchange	8,519	56,478
Unrealized gain on held for trading investment	(300,000)	—
Equity loss in associated company	75,672	—
Changes in non-cash working capital items
Decrease (increase) in receivables	255	(94,050)
Increase in prepaid expenses	(56,566)	(211,227)
(Decrease) increase in accounts payable and accrued liabilities	182,518	229,946
	(1,549,915)	(2,036,395)

Cash flows used in investing activities
Reclamation bonds	—	(20,027)
Held for trading investment	(300,000)	—
Acquisition of property and equity	(115,304)	—
Exploration and evaluation assets expenditures	(1,910,671)	(1,539,868)
	(2,325,975)	(1,559,895)

Cash flows from financing activities
Proceeds from share issuances	—	29,931,931
Share issuance costs	(772,910)	(1,538,674)
Proceeds from exercise of warrants	—	7,468,804
Proceeds from exercise of stock options	1,373,860	558,850
	600,950	36,420,911

Net change in cash	(3,274,940)	32,824,621

Cash, beginning of period	53,611,061	10,121,153

Cash, end of period	50,336,121	42,945,774

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at period end	260,235	153,275
Share issuance costs in accounts payable at period end	—	84,343
Reclassification of expired stock options from reserves to deficit	—	427,397
Reclassification of stock options exercised from reserves to share capital	1,114,392	454,623

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars - unaudited)

	Number of Shares Issued	Share Capital	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2015	167,769,539	111,690,762	6,876,998	(33,869,041)	84,698,719

Shares issued for cash	29,931,931	29,931,931	—	—	29,931,931
Share issuance costs	—	(1,623,017)	—	—	(1,623,017)
Stock options exercised	795,000	1,013,473	(454,623)	—	558,850
Stock options expired	—	—	(427,397)	427,397	—
Warrants exercised	7,468,804	7,468,804	—	—	7,468,804
Loss for the period	—	—	—	(2,017,542)	(2,017,542)
Balance at March 31, 2016	205,965,274	148,481,953	5,994,978	(35,459,186)	119,017,745

Shares issued for cash	12,036,436	38,155,502	—	—	38,155,502
Share issuance costs	—	(1,806,393)	—	—	(1,806,393)
Shares issued for investment in associated company	532,864	1,678,522	—	—	1,678,522
Stock options exercised	2,982,161	4,848,714	(2,147,864)	—	2,700,850
Stock options expired	—	—	(35,821)	35,821	—
Stock options cancelled	—	—	(44,397)	44,397	—
Share-based compensation	—	—	1,324,521	—	1,324,521
Adjustment in investment in associated company	—	—	218,874	—	218,874
Loss for the period	—	—	—	(7,447,586)	(7,447,586)
Balance at December 31, 2016	221,516,735	191,358,298	5,310,291	(42,826,554)	153,842,035

Stock options exercised	1,278,439	2,488,252	(1,114,392)	—	1,373,860
Adjustment in investment in associated company	—	—	8,962	—	8,962
Loss for the period	—	—	—	(1,470,462)	(1,470,462)
Balance at March 31, 2017	222,795,174	193,846,550	4,204,861	(44,297,016)	153,754,395

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV and on the NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2017, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2016.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2016.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Basis of presentation

These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp., Gold Standard Ventures (US) Inc., and Tacoma Exploration LLC. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, classification of investment in associated company, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Classification of investment in associated company

Classification of investments requires judgment as to whether the Company controls, has joint control or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

The Company has classified its investment in Battle Mountain Gold Inc. (“BMG”) as an associated company as the Company owned approximately 27.58% of the outstanding common shares of BMG as at March 31, 2017.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investment in associated company and held for trading investment

To value the investment in associated company, management obtains financial information from the majority owner and adjusts the carrying value of the investment. The investment is subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

To value the held for trading investment, management obtains financial information to estimate the fair value of the investments.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Standards issued or amended but not yet effective

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the three months ended March 31, 2017 and have not been applied in preparing these condensed interim consolidated financial statements. The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s consolidated financial statements for the year ending December 31, 2018 or later:

•	IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is tentatively effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

•	IFRS 15 – Clarifications to IFRS 15 “Revenue from Contracts with Customers” issued. The amendments do not change the underlying principles of the standard, just clarify and offer some additional transition relief. The standard is effective for annual periods beginning on or after January 1, 2018.

•	IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets.

•	IAS 12 – Income Taxes: amendments to IAS 12 to clarify the recognition of a deferred tax asset for unrealized losses.

NOTE 3 – Cash

	March 31, 2017	December 31, 2016
	$	$
Cash at bank	50,213,729	53,290,859
Cash held in lawyers’ trust account	122,392	320,202
	50,336,121	53,611,061

NOTE 4 – Prepaid Expenses

	March 31, 2017	December 31, 2016
	$	$
Prepaid expenses	348,894	292,237
Deposits	10,402	10,493
	359,296	302,730

NOTE 5 – Held for Trading Investment

In February 2017, the Company acquired 600,000 shares of a private company for a total of $300,000, which has been classified as held for trading and measured at fair value. The fair value of the investment as at March 31, 2017 was $600,000 (December 31, 2016 - $nil) based on subsequent financings of the private company. During the three months ended March 31, 2017, the Company recorded an unrealized gain of $300,000 which has been recorded through profit or loss.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 6 – Investment in Associated Company

On May 6, 2016, the Company acquired 10,481,435 units of BMG at a price of $0.35 per unit for a total subscription price of $3,668,502. Each unit consisted of one common share of BMG and one-half of one common share purchase warrant. The share purchase warrants entitled the Company to purchase up to an additional 5,240,717 common shares of BMG for a period of two years at a price of $0.37 per share. BMG is a public company trading on the TSX-V and its principal business activity is the exploration of mineral properties. The corporate office is located in Vancouver, British Columbia, Canada.

In June 2016 and amended in August 2016, the Company entered into an agreement with BMG and the current royalty owner (the “Royalty Owner”) of BMG’s Lewis Gold Project to reduce the royalty rate on gold and silver production of the Lewis Gold Project from 5% to 3.5%. In exchange, the Company agreed to pay US$1.85 million in a combination of cash and shares on behalf of BMG to the Royalty Owner. In August 2016, the Company paid $1,197,598(US$925,000) in cash and issued 532,864 common shares of the Company with a total fair value of $1,678,522 (Note 11) (collectively “the Advance”) to the Royalty Owner. In addition, the Company and BMG have the right to further reduce the royalty rate on gold and silver from 3.5% to 2.5% for an additional payment of US$2.15 million by August 2018, with an option to extend to August 2019 upon an additional payment of US$250,000. In August 2016, the Company exercised 5,240,717 warrants for 5,240,717 common shares of BMG for a total of $1,939,065 using a portion of the Advance. In addition, BMG issued 885,468 common shares valued at $752,649 to settle the remaining balance of the Advance. As a result, the Company recorded a loss on settlement of advance of $184,406. As at March 31, 2017, the Company owned 16,607,620 common shares of BMG, or 27.58% of the total number of outstanding shares of BMG, which results in a market value of $5,314,438 (December 31, 2016 - $5,314,438).

A reconciliation of the Company’s investment in BMG is as follows:

$
Balance as at December 31, 2015	-
Initial investment	3,668,502
Additional investment	2,691,714
Dilution loss in BMG	(67,602)
Equity loss in BMG	(336,467)
Impact of share based payment in BMG	218,874
Balance as at December 31, 2016	6,175,021
Equity loss in BMG	(75,672)
Impact of share based payment in BMG	8,962
Balance as at March 31, 2017	6,108,311

BMG’s estimated financial information as at March 31, 2017 and loss and comprehensive loss for the period from January 1, 2017 to March 31, 2017 are as follows:

$
Cash	2,121,012
Other current assets	61,860
Total current assets	2,182,872
Non-current assets	8,494,502
Total assets	10,677,374
Current liabilities	(122,114)
Loss and comprehensive loss for the period	(274,380)
Company’s share of loss during the period, adjusted	(75,672)

In April 2017, the Company entered into a definitive agreement pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of BMG (Note 17).

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 7 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

Railroad-Pinion
$

Balance as at December 31, 2015	74,682,974

Property acquisition and staking costs	27,502
Exploration expenses
Claim maintenance fees	247,135
Consulting	2,312,531
Data analysis	421,754
Drilling	10,321,270
Geological	722,911
Lease payments	1,292,287
Metallurgy	389,766
Permits	8,221
Sampling and processing	881,118
Site development	842,111
Supplies	1,686,103
Vehicle	34,290
Travel	43,163
19,230,162

Balance as at December 31, 2016	93,913,136

Property acquisition and staking costs	175,875
Exploration expenses
Consulting	380,786
Data analysis	344,044
Environmental	63,007
Geological	77,328
Lease payments	442,586
Metallurgy	154,448
Sampling and processing	101,506
Supplies	71,416
1,810,996

Balance as at March 31, 2017	95,724,132

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to March 2017, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging from 1% and 5%. As well, certain claims are subject to a 1.5% Mineral Production Royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, lease terms and work commitments as further detailed in the Company’s most recent annual consolidated financial statements.

During the three months ended March 31, 2017, the Company entered into certain amendments to existing mining lease agreements to include additional mineral properties for additional annual lease payments.

During the three months ended March 31, 2017, the Company entered into additional agreements as follows:

In March 2017, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 10 years. The Company paid an initial amount of US$75,000 and annual lease payments of US$75,000 upon execution of the agreement. The lease agreement is subject to a 3.5% NSR. The Company has the option to extend the lease for an additional 10 years by paying US$75,000 and making annual lease payments of US$75,000 per year. In addition, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$9,000. The Company has the option to purchase the property for US$2,000,000 and must purchase the property prior to commencing production.

Payment requirements for the next 5 years under the above agreements are approximately as follows:

	Total	Total
	Work commitment	Lease payment	Total
	US$	US$	US$
2017	1,500,000	951,000	2,451,000
2018	1,500,000	1,024,000	2,524,000
2019	1,300,000	1,067,000	2,367,000
2020	1,300,000	1,006,000	2,306,000
2021	1,300,000	755,000	2,055,000
	6,900,000	4,803,000	11,703,000

NOTE 8 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at March 31, 2017 of $969,199 (US$728,174) (December 31, 2016 - $977,718 (US$728,174)).

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Property and Equipment

Leasehold improvements
$
Cost:
At December 31, 2015	65,275
Additions	145,467
At December 31, 2016 and March 31, 2017	210,742
Depreciation:
At December 31, 2015	65,275
Charge for the year	10,149
At December 31, 2016	75,424
Charge for the period	10,149
At March 31, 2017	85,573
Net book value:
At December 31, 2016	135,318
At March 31, 2017	125,169

NOTE 10 – Accounts Payable and Accrued Liabilities

	March 31, 2017	December 31, 2016
	$	$
Accounts payable	368,516	1,286,613
Accrued liabilities	328,807	216,081
	697,323	1,502,694

NOTE 11 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In February 2016, the Company completed two private placements totalling 29,931,931 common shares of the Company at a price of $1.00 per share for proceeds totalling $28,308,914, net of cash commissions and expenses of $1,623,017.

In August 2016, the Company issued 532,864 common shares of the Company at a fair value of $3.15 per share for total value of $1,678,522 pursuant to the additional investment in BMG (Note 6).

In October 2016, the Company completed a private placement totalling 12,036,436 common shares of the Company at $3.17 per share for proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves – (continued)

Share Purchase Warrants

During the year ended December 31, 2016, 7,468,804 warrants were exercised for proceeds of $7,468,804. In addition, 125,444 warrants expired unexercised.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2015	7,594,248	1.00
Exercised	(7,468,804)	1.00
Expired	(125,444)	1.00
Outstanding at December 31, 2016 and March 31, 2017	—	—

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company, are subject to vesting provisions as determined by the Board and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

During the year ended December 31, 2016, the Company granted 672,500 stock options with a fair value of $1,324,521 or $1.97 per option. A total of 3,777,161 stock options were exercised for total proceeds of $3,259,700. As a result, the fair value of $2,602,487 attributable to these stock options was transferred from reserve to share capital. Additionally, 430,400 stock options expired unexercised and 100,000 stock options were cancelled. As a result, the fair value of $507,615 attributable to these stock options was transferred from reserve to deficit.

During the three months ended March 31, 2017, a total of 1,278,439 stock options were exercised for total proceeds of $1,373,860. As a result, the fair value of $1,114,392 attributable to these stock options was transferred from reserve to share capital.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2015	11,823,000	0.84
Granted	672,500	2.93
Expired	(430,400)	1.28
Cancelled	(100,000)	0.73
Exercised	(3,777,161)	0.86
Outstanding at December 31, 2016	8,187,939	0.98
Exercised	(1,278,439)	1.07
Outstanding at March 31, 2017	6,909,500	0.96

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at March 31, 2017 is as follows:

Exercise Price	Number Outstanding and Exercisable	Expiry Date
$
2.73	25,000	June 1, 2017
1.68	20,000	September 4, 2017
0.63	500,000	February 11, 2018
0.79	1,367,000	March 18, 2018
0.76	925,000	May 23, 2018
0.77	815,000	September 12, 2019
0.73	2,625,000	November 27, 2020
2.14	110,000	June 21, 2021
3.16	522,500	September 29, 2021
	6,909,500

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

NOTE 12 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	As at March 31, 2017
	Canada	US	Total
	$	$	$
Reclamation bonds	-	969,199	969,199
Property and equipment	125,169	-	125,169
Exploration and evaluation assets	-	95,724,132	95,724,132
	125,169	96,693,331	96,818,500

	As at December 31, 2016
	Canada	US	Total
	$	$	$
Reclamation bonds	-	977,718	977,718
Property and equipment	135,318	-	135,318
Exploration and evaluation assets	-	93,913,136	93,913,136
	135,318	94,890,854	95,026,172

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Related Party Transactions

During the three months ended March 31, 2017, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at March 31, 2017, $nil (December 31, 2016 - $2,281) was included in accounts payable and accrued liabilities owing to companies controlled by directors and an officer of the Company.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the three months ended March 31,
	2017	2016
	$	$
Management fees	217,250	454,876
Exploration and evaluation assets expenditures	63,013	61,903
Wages and salaries	11,120	10,924
	291,383	527,703

NOTE 14 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 15 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•     Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•     Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•     Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, held for trading investment, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash is measured at fair value using level 1 inputs and held for trading investment is measured at fair value using level 2 inputs.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 15 - Financial Instruments and Risk Management – (continued)

The following table summarizes the classification of the Company’s financial instruments within the fair value hierarchy at March 31, 2017:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	$	$	$	$
Cash	50,336,121	-	-	50,336,121
Held for trading investment	-	600,000	-	600,000
	50,336,121	600,000	-	50,936,121

The following table summarizes the classification of the Company’s financial instruments within the fair value hierarchy at December 31, 2016:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	$	$	$	$
Cash	53,611,061	-	-	53,611,061

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price, and equity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at March 31, 2017, the Company had a net monetary asset position of approximately US$11,961,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $119,600.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 15 - Financial Instruments and Risk Management – (continued)

d)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)     Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

f)      Equity price risk

The equity price risk associated with the Company’s current held for trading investment primarily relates to the change in the market prices of the investments in the portfolio. The Company monitors the financial assets prices to determine the appropriate course of action to be taken.

NOTE 16 - Commitments

a)	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

Summary of commitments to office lease:

Vancouver Office
$
Payable not later than one year	70,285
Payable later than one year and not later than five years	153,094
Payable later than five years	-
Total	223,379

b)	The Company has three separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $61,917 per month. Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

c)	The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,017 per month. Included in each agreement is a provision for a two year payout in the event of termination following a change in control.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 17 – Subsequent Event

a)	In April 2017, the Company entered into a definitive agreement pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of BMG (other than those already owned by the Company) for consideration of 0.1891 of a common share of the Company plus $0.08 in cash for each BMG common share held, by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement“). The proposed Arrangement values BMG at approximately C$0.59 per share.

In addition, the Company advanced $1.55 million as a loan to BMG (the “Loan”) to acquire the remaining 40% interest in the Lewis property. The Loan: (i) is unsecured; (ii) bears interest at the rate of five percent per annum; (iii) matures on the earlier of (A) August 10, 2017 and (B) the acceleration of payment of the Loan after the occurrence of an “event of default” (including the acceptance of a superior proposal or a change in recommendation by the Board of Directors of BMG); and (iv) is subject to a late payment penalty equal to 15% of the principal amount of the Loan if such principal is not repaid when due. The principal amount of the Loan, together with accrued interest thereon and, in certain cases, the late payment penalty, will be convertible at the option of the Company into common shares of BMG.